                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of April, 2001
                 -----------

                              Softcare EC.com Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

Unaudited quarterly financial statements for Softcare EC.com, Inc. for the period ended February 28, 2001 as attached.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC.com Inc.
                                           -------------------------------------
                                                      (Registrant)


Date  April 24, 2001                 By  /s/ Wayne Zielke
     ------------------                 ----------------------------------------
                                        Wayne D. Zielke, Chief Financial Officer

--------------------------
*Print the name and title under the signature of the signing officer.

SOFTCARE EC.COM INC.
(formerly International Savannah Ventures Ltd.)
QUARTERLY REPORT - FORM 51-901F
February 28, 2001
--------------------------------------------------------------------------------

SCHEDULE A:  FINANCIAL INFORMATION

     See attached consolidated financial statements for the nine-month period ended February 28, 2001.


SCHEDULE  B:  SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the nine-month period ended February 28, 2001.

     1.

     Selling expenses include:
     -------------------------

     Trade show expenses                            $   11,610
     Advertising and promotion                          82,227
                                                    -----------
                                                    $   93,837
                                                    -----------

     General and administrative expenses include:
     --------------------------------------------

     Professional fees                              $  717,592
     Public relations fees                             208,836
     Interest and finance costs                         24,741
     Premises and equipment lease                      173,636
     Travel and automobile                             303,322
     Communications                                     79,941
     Utilities, insurance, supplies and other          185,125
                                                    -----------
                                                    $1,693,193
                                                    ===========

     The aggregate amount of expenditures included in general and administrative expenses that were paid to parties not at arm's length for legal, accounting and advisory services were $392,097.

2.   a)  SUMMARY OF SECURITIES ISSUED DURING THE QUARTER UNDER REVIEW:

         On February 22, 2001 the Company issued 138,889 units of Softcare EC. Com Inc for gross cash proceeds of $100,000. Each unit consists of one common share and one non-transferable share purchase warrant with an exercisable price of $ 0.72.


     b)  SUMMARY OF OPTIONS GRANTED DURING THE QUARTER UNDER REVIEW:

         There were no stock options granted during the three month period ending February 28, 2001.


3. a) PARTICULARS OF THE AUTHORIZED CAPITAL AND SUMMARY OF SHARES ISSUED AND OUTSTANDING.

         See Notes 9, 10 and 11 of the attached consolidated financial statements for the period ended February 28, 2001.


     b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING, INCLUDING NUMBER OR AMOUNT, EXERCISE OR CONVERSION PRICE AND EXPIRY
         DATE:

         See Notes 10 and 11 of the attached consolidated financial statements for the period ended February 28, 2001.

     c)  TOTAL NUMBER OF SHARES IN ESCROW OR SUBJECT TO A POOLING AGREEMENT:

         Securities subject to pooling agreements with respect to Special Warrants, which are exercisable into common shares and Share Purchase Warrants, are discussed at Note 10 to the attached audited consolidated financial statements for the period ended February 28, 2001.

     d)  LIST OF DIRECTORS:  Martyn Armstrong
                             Wayne Zielke
                             Gregg Sedun
                             Randall Pierson


SCHEDULE C:  MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS FOR THE QUARTER UNDER REVIEW AND UP TO THE DATE OF THIS
-----------------------------------------------------------------------------
REPORT:
-------

OVERVIEW
--------

The Company has continued to develop its OPEN E|C product set during the quarter under review, and this has culminated in the signing on September 19, 2000 of a letter of intent between the Company and SRI Strategic Resources (a division of TELUS Services Inc.). Under this initiative Softcare's OPEN E|C platform would be combined with SRI's technology integration expertise to develop a business-to-business (B2B) e-commerce portal for forest industry procurements.

The Company has also further strengthened its management team, with the appointment on September 21, 2000 of Mr. John Frostad to the Company's Advisory Board, and the appointment of Mr. Alex Dowding as Vice President of Canadian Sales on November 14, 2000. Both appointments bring significant expertise to the Company in areas in which the company has determined markets exist for the Company's products.

The Company continued to review its position with regard to the purchase of Financial Management Group LLC (FMG) on April 10, 2000. The Company became aware in August and September of further material breaches of the purchase agreement and SoftCare ultimately determined to terminate the acquisition. Notice was served to the Vendor of FMG on October 30, 2000 and effective November 30, 2000 the acquisition was reversed. The costs incurred resulting from this venture amounting to $89,672 representing cash advances made and the cost of the investment in FMG, was written off in the prior period.

Prior to the termination of the purchase agreement the two principals of FMG retained counsel and have presented the company with a demand alleging wrongful termination of their employment and other claims. SoftCare intends to vigorously defend any action that might be brought against it relating to these matters. Softcare intends to pursue any rights and remedies available under the purchase agreement by FMG, its parent company and the two principals. No further legal action has been taken by the FMG principals from the prior quarter.

Currently the Company is not pursuing opportunities in the financial services market.

As part of the Companies ongoing marketing strategy the company, effective December 15, 2000, Softcare, a wholly owned subsidiary, changed its name to Softcare EC, Inc. to closer align the perception of the operating company with that of Softcare EC.Com Inc.

On January 15, 2001 the trademark for the company's new EC Logo was registered. The Company currently holds the trademark, "OPEN E|C" product name and has applied for the new EC Logo.

On November 3, 2000 the Company launched its "PRIVATELABELHOME" business-to-business industry portal. The initial market for the portal consists of 3,200 plus members of the Private Label Manufacturers Association (PLMA) and the major grocery and merchandise retailers in the US and Canada. Following the launch, the company attended the PLMA industry trade show "New Century Store Brands" in Chicago, IL. and presented the "PRIVATELABELHOME" e-business Portal solution to the PLMA members. On April 9, 2001 the private label portal commenced operation in a pilot model.

On October 19, 2000 the Company announced that, subject to regulatory and shareholder approval, the Board of Directors has adopted a share option plan (the "Plan") designed as a consolidated company wide incentive compensation plan for Softcare employees, directors, officers, consultants and service providers. Consequent upon adoption of the Plan a total of 20% of the issued common shares of Softcare are reserved to the Plan (subject to standard anti-dilution adjustment). The total reserved will include 1,230,000 currently outstanding options. Pursuant to the Share Option Plan the Board of Directors has determined that 1,000,875 new options for common shares options be granted to specified employees. Subsequent to October 19, 2000 the plan received approval from the shareholders. The plan administrator has yet to approve the granting of the options and submit the noted grant of options to regulators for approval.


RESULTS OF OPERATIONS
---------------------

The consolidated results of operations for the nine months ended February 28, 2001 and 2000 include the accounts of the Company and its wholly-owned subsidiaries, SoftCare EC Inc. (Formerly Softcare Electronic Commerce Inc) "SoftCare", (a Canadian company) and Bus Holdings Corporation (an Anguilla corporation), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). Bus Holdings Corporation is inactive and has no assets or liabilities. All significant intercompany balances and transactions have been eliminated on consolidation.

REVENUE

Revenue in the quarter rose to 150% of the revenue of the comparative quarter ended February 28, 2000. (2001: $116,175: 2000: 77,359) This was mainly due to
the company concentrating its sales efforts in its new OPEN E|C product set, rather than the company's traditional TRADELINK EDI product.

EXPENSES

SALARIES AND WAGES

Salaries and wages increased 98% over the corresponding period a year ago. This increase is due to the Company increasing its development efforts to complete OPEN E|C product set, and also because of the substantial investment made in the marketing and sales force. Included in the comparative figures to February 28, 2001 is the reversal of a valuation allowance thereby reducing wages expense in the prior period by $124,000 relating to recoverable Investment Tax Credits that were received in the fiscal year ended May 31, 2000. Allowing for the effect of this adjustment wages and salaries increased by 87% over the corresponding nine-month period. An increase of this magnitude is consistent with a software company moving into new markets. Salaries and wages are expected to grow in future periods as the OPEN E|C business continues to grow.


OTHER COMPENSATION

Other compensation has arisen due to the company's policy of following US reporting requirements in valuing stock options granted to third parties using the Black Scholes model, and, of valuing stock allocated to employees from the Employee Stock Bonus Plan at fair market value.

During the three-month period ending February 28, 2001 there were no stock options granted or shares granted to employees for services received from the Employee Stock Bonus Plan.

SELLING EXPENSES

Selling expenses have increased proportionally in the three months to February 28, 2001 and are consistent with the prior year.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased significantly over the corresponding period a year ago. The main areas where costs have increased are professional fees and travel expenses. The professional fees have increased as a result of the continued reporting requirements of a public company, both in Canada and the United States together with the litigation and legal process in reversing the purchase of FMG. Travel expenses have increased as a result of the expansion of the Sales and Marketing team, and continued promotion of the company, and its products. The company took on new space at its leased premises and this will result in a significant increase in the office lease costs in the future.

To facilitate the anticipated increase in demand for the Company's product the Company completed a renovation of its offices on January 15, 2001. The renovations cost were approximately $59,000 (net of landlord financing of $141,000). In addition to the renovation approximately $80,000 in new workstations were acquired through a lease buy-back agreement. They will be amortized over five years. Other expenses are anticipated to increase as the business continues to expand.

AMORTIZATION

Amortization increased by approximately 81% from the corresponding period a year ago. This increase for the period was primarily due to the amortization of office renovations and capital assets purchased during the current year and the latter part of the prior year. The office renovations will be amortized over the remaining term of the lease, which is March 2003.

RESEARCH AND DEVELOPMENT

The Company is committed to continued development and improvement of its products. Expenditures are primarily comprised of wages and are not capitalized but are expensed in accordance with generally accepted accounting principals currently prevalent in the software industry. The Company's products are under constant review and the Company expects that development expenditures will continue to increase in future periods.

INTEREST INCOME

Interest income has arisen on the monies received from the financings entered into on June 18, 1999, and March 29, 2000.

LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 2001, the Company had approximately $4.1 million in cash and cash equivalents. This is compared to working capital of approximately $2.8 million at February 28, 2000.

As of the report date the Company has the potential to raise future capital of approximately $2,175,000 through the future exercise of the Company's special warrants, share purchase warrants, agents special warrants, agents warrants and stock options. However, there is no assurance that the anticipated future warrant financing will be successful or that directors or agents will exercise their options or that funds will be available from the company's subsidiaries to meet future capital and operating requirements. On March 30, 2001 warrants to purchase 897,000 common shares for total proceeds of $3.74 million expired.

Payments, on long-term debt, capital leases and Redeemable Class A preference shares, are expected to be met from the funds generated from operations.


(a) DISCLOSURE OF MATERIAL DIFFERENCES IN THE ACTUAL USE OF PROCEEDS FROM THE PREVIOUS DISCLOSURE BY THE COMPANY REGARDING ITS INTENDED USE OF PROCEEDS:

     There have been no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

(b)  INVESTOR RELATIONS ACTIVITY

     The Company's investor relations activities consisted of responding to shareholder inquiries, and mailing out news releases and financial statements. Investor relations activities were carried out by Clive Massey.

     The contract with The Pier Marketing Corp. to assist with investor relation's activities of the Company has expired and an extension is not anticipated at this time.

                  Interim Consolidated Financial Statements of

                              SOFTCARE EC.COM INC.



                  Nine Months ended February 28, 2001 and 2000

SOFTCARE EC.COM INC.
Interim Consolidated Balance Sheet

February 28, 2001 and 2000

==========================================================================================
                                                                 2001             2000
------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                               $  4,090,883    $  1,272,862
     Accounts receivable (Note 5)                                 207,464         178,967
     Short term investments                                            --       1,561,931
     Prepaid expenses                                              81,261          44,989
     Investment tax credits receivable                                 --         174,607
     -------------------------------------------------------------------------------------
                                                                4,379,608       3,233,356

Capital assets (Note 6)                                           311,879         209,974

------------------------------------------------------------------------------------------

                                                             $  4,691,487    $  3,443,330
==========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                $    336,530    $    173,596
     Current portion of long-term debt (Note 7)                     6,700          40,200
     Current portion of capital lease obligations (Note 8)         97,287          32,450
     Current portion of subsidiary redeemable Class A
           preference shares (Note 9)                              30,000          30,000
     Deferred revenue                                             111,244         101,670
     -------------------------------------------------------------------------------------
                                                                  581,761         377,916

Long-term debt (Note 7)                                                --           6,700

Obligations under capital leases (Note 8)                          66,769          39,246

Subsidiary redeemable Class A preference shares (Note 9)           50,000          80,000
------------------------------------------------------------------------------------------

                                                                  698,530         503,862
------------------------------------------------------------------------------------------

Shareholders' equity:
     Common Stock (Note 11)                                    15,810,538       9,836,120
     Additional paid in capital                                   413,610              --
     Unearned Employee Stock Bonus Plan (Note 11)              (1,002,265)     (1,279,975)
     Deficit                                                  (11,228,926)     (5,616,677)
     -------------------------------------------------------------------------------------
                                                                3,992,957       2,939,468

------------------------------------------------------------------------------------------

                                                             $  4,691,487    $  3,443,330
==========================================================================================

Approved by the Directors:

/s/ Martyn Armstrong
--------------------------
Martyn Armstrong, Director

/s/ Wayne Zielke
--------------------------
Wayne Zielke, Director                                     Date:  April 24, 2001
                                                           ---------------------

SOFTCARE EC.COM INC.
Interim Consolidated Statement of Operations and Deficit

Nine months ended February 28, 2001 and 2000

================================================================================
                                                       2001             2000
--------------------------------------------------------------------------------


Revenue                                           $    328,880     $    516,797

Expenses:
     Salaries and wages                              2,333,795        1,166,103
     Other compensation (Note 12)                      691,320          861,533
     Selling                                            93,837           90,428
     General and administrative (Note 14)            1,693,193        1,063,259
     Amortization                                       97,197           53,689
     ---------------------------------------------------------------------------
                                                     4,909,342        3,235,012
--------------------------------------------------------------------------------

Operating loss for the period                       (4,580,462)      (2,718,215)

Other income (expense)
     Interest income                                   249,305           45,313
     Interest expense                                  (16,276)         (19,415)
     Loss on disposal of subsidiary                    (89,672)              --
     ---------------------------------------------------------------------------
Total other income (expense)                           143,357           25,898
--------------------------------------------------------------------------------

Net income (loss) for the period                    (4,437,105)      (2,692,317)

Deficit, beginning of period                        (6,791,821)      (2,924,360)

--------------------------------------------------------------------------------

Deficit, end of period                            $(11,228,926)    $ (5,616,677)
================================================================================

SOFTCARE EC.COM INC.
Consolidated Statement of Shareholders Equity

                                                  COMMON STOCK              SPECIAL WARRANTS
                                              SHARES        AMOUNT         SHARES       AMOUNT
                                                #             $              #             $
BALANCE AT MAY 31, 1999                            --            --     9,999,994      3,321,604
Deemed Special Warrants issued for
services pursuant to exercise of
options                                            --            --     1,000,006      1,280,000
Amortization of deferred stock
compensation
Adjustments to effect June 18, 1999
reverse takeover                            1,391,428       960,316
Special Warrants Issued                                                    51,666
Special Warrants issued in Private
Placement                                                               2,000,000      2,720,000
Shares Issued pursuant to Stock Options        33,334        54,200
Shares issued on exercise of Special
Warrants                                   13,051,666     7,321,604   (13,051,666)    (7,321,604)
Shares issued on exercise of Agents
Warrants                                       82,700       124,050
Shares issued on exercise of Share
Purchase Warrants                             797,000     1,992,500
Shares Issued in Private Placement                                      1,495,000      5,087,468
Net loss for the year
                                           ------------------------------------------------------
BALANCE AT MAY 31, 2000                    15,356,128    10,452,670     1,495,000      5,087,468
                                           ------------------------------------------------------

(CONTINUED)


                                               ADDITIONAL     DEFERRED       EMPLOYEE      DEFICIT           TOTAL
                                                PAID IN        STOCK          STOCK                       SHAREHOLDERS
                                                CAPITAL        COMP         BONUS PLAN                       EQUITY
                                                   $             $              $             $                $
BALANCE AT MAY 31, 1999                        1,279,753     (861,533)     (1,279,975)   (2,924,360)         (464,511)
Deemed Special Warrants issued for
services pursuant to exercise of
options                                       (1,279,753)           -               -             -               247
Amortization of deferred stock
compensation                                                  861,533                                         861,533
Adjustments to effect June 18, 1999
reverse takeover                                                                                              960,316
Special Warrants Issued                                                                                             -
Special Warrants issued in Private
Placement                                                                                                   2,720,000
Shares Issued pursuant to Stock Options                                                                        54,200
Shares issued on exercise of Special
Warrants                                                                                                            -
Shares issued on exercise of Agents
Warrants                                                                                                      124,050
Shares issued on exercise of Share
Purchase Warrants                                                                                           1,992,500
Shares Issued in Private Placement                                                                          5,087,468
Net loss for the year                                                                    (3,867,461)       (3,867,461)
                                              ------------------------------------------------------------------------
BALANCE AT MAY 31, 2000                                0            0      (1,279,975)   (6,791,821)        7,468,342
                                              ------------------------------------------------------------------------

SOFTCARE EC.COM INC.
Consolidated Statement of Shareholders Equity

                                                      COMMON STOCK              SPECIAL WARRANTS
                                                  SHARES         AMOUNT        SHARES         AMOUNT
                                                    #              $             #              $
Balance at May 31, 2000                          15,356,128    10,452,670     1,495,000      5,087,468

Shares Issued on exercise of Special
Warrants                                          1,495,000     5,087,468    (1,495,000)    (5,087,468)
Shares Issued on Exercise of Agents Warrants        138,600       170,400
Shares Issued pursuant to private Placement         138,889       100,000
Adjustment to effect Compensation on Issuance
of Options to Consultants
Adjustment to effect the allocation of
shares from the Employee Stock Bonus plan
Net loss for the period

                                                 -------------------------------------------------------
Balance at February 28, 2001                     17,128,617    15,810,538             0              0
                                                 -------------------------------------------------------

<(CONTINUED)

                                                                              UNEARNED
                                                 ADDITIONAL      DEFERRED    EMPLOYEE         DEFICIT           TOTAL
                                                  PAID IN          STOCK       STOCK                         SHAREHOLDER
                                                  CAPITAL          COMP      BONUS PLAN                        EQUITY
                                                     $               $            $              $                $
Balance at May 31, 2000                                  0            0      (1,279,975)    (6,791,821)       7,468,342

Shares Issued on exercise of Special
Warrants                                                                                                              -
Shares Issued on Exercise of Agents Warrants                                                                    170,400
Shares Issued pursuant to private Placement                                                                     100,000
Adjustment to effect Compensation on Issuance
of Options to Consultants                          235,200                                                      235,200
Adjustment to effect the allocation of
shares from the Employee Stock Bonus plan          178,410                      277,710                         456,120
Net loss for the period                                                                     (4,409,887)      (4,409,887)

                                                 -----------------------------------------------------------------------
Balance at February 28, 2001                       413,610            0      (1,002,265)   (11,201,708)       4,020,175
                                                 -----------------------------------------------------------------------

SOFTCARE EC.COM INC.
Interim Consolidated Statement of Cash Flows

Nine months ended February 28, 2001 and 2000

=========================================================================================
                                                                  2001           2000
-----------------------------------------------------------------------------------------

Cash flow from operating activities:
     Net loss                                                 $(4,437,105)   $(2,692,317)
     Items not involving cash:
       Amortization                                                99,777         53,689
       Other compensation                                         691,320        861,533
       Loss on disposal of Subsidiary                              89,672             --
       ----------------------------------------------------------------------------------
                                                               (3,556,336)    (1,777,095)
       Changes in non-cash operating working capital:
         Accounts receivable                                      (20,120)        73,409
         Prepaid expenses                                          71,324        (34,909)
         Investment tax credits receivable                             --       (124,376)
         Work in progress                                          57,573             --
         Accounts payable and accrued liabilities                   1,594       (264,632)
         Deferred revenue                                         (46,898)        10,555
-----------------------------------------------------------------------------------------
Net cash used in operating activities                          (3,492,863)    (2,117,048)
-----------------------------------------------------------------------------------------

Cash flow from investing activities:
     Purchase of capital assets                                  (229,050)      (134,171)
     Realization (purchase) of short term investments (net)     2,996,509     (1,561,931)
     Repayment of advances from proposed acquirer                      --       (250,000)
-----------------------------------------------------------------------------------------
Net cash used in investing activities                           2,767,459     (1,946,102)
-----------------------------------------------------------------------------------------

Cash flow from financing activities:
     Release of cash held in escrow                             2,049,779             --
     Redemption of Class A preference shares                      (22,500)       (22,500)
     Repayment of long-term debt                                  (30,150)       (30,150)
     Advances of capital lease financing (net)                    101,586         12,262
     Share purchase warrants exercised for cash                   170,400             --
     Common stock issued                                               --        960,316
     Common stock issued on exercise of stock options                  --         54,200
     Share purchase warrants exercised for cash                        --      1,479,000
     Agents special warrants exercised for cash                        --         21,000
     Special warrants issued for services pursuant to
        exercise of options                                            --            247
     Shares issued in private placement, net of costs             100,000      2,720,000
-----------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities             2,369,115      5,194,375
-----------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                1,643,711      1,131,225

Cash and cash equivalents, beginning of period                  2,447,172        141,637
-----------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                      $ 4,090,883    $ 1,272,862
-----------------------------------------------------------------------------------------


Interest income                                               $   249,305    $    45,313
Interest expense                                              $   (16,276)   $   (19,415)
-----------------------------------------------------------------------------------------

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


1.  NATURE OF OPERATIONS

SoftCare EC.com Inc. (the "Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to SoftCare EC.com Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

The Company and its subsidiary companies develop and market Electronic Data Interchange (EDI) software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing licenses, consulting and support services to both domestic and international markets. Prior to the reverse takeover, the Company had been involved in mining exploration.

The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.


2.  REVERSE TAKEOVER

On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, EC.com was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquirer for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and EC.com changed its year-end from March 31 to May 31.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants.

The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:
                                                                           $
--------------------------------------------------------------------------------

Cash and cash equivalents                                                73,102
Shareholder receivable                                                  448,517
Prepaid expenses and other                                              242,776
Cash advances to SoftCare                                               500,000
Accounts payable and accrued liabilities                               (104,479)
--------------------------------------------------------------------------------
Total acquisition cost                                                1,159,916
================================================================================

The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


3.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), a developer of a credit counseling software program used by credit counseling agencies, for cash consideration of $13,528 net of cash acquired. The acquisition has been accounted for using the purchase method of accounting and the amount of the acquisition cost in excess of the fair value of the identifiable assets and liabilities has been recorded as goodwill, which will be amortized on a straight-line basis over a seven year period. The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 10, 2000. The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                            $
--------------------------------------------------------------------------------

Cash and cash equivalents                                                 6,855
Accounts receivable                                                      23,491
Prepaid expenses and other                                                3,292
Capital assets                                                           56,017
Bank indebtedness                                                       (14,073)
Accounts payable and accrued liabilities                                (98,269)
--------------------------------------------------------------------------------
Net (liabilities) acquired                                              (22,687)
Goodwill and intangible assets                                           43,070
--------------------------------------------------------------------------------
Total acquisition cost                                                   20,383
================================================================================

Under the original terms of the agreement, the Company was to issue 100,000 common shares in consideration for the acquisition of FMG that would have been subject to a hold period of two years from the date of issuance. The Company was required to issue an additional 95,000 common shares when portal design and engineering was completed. The Company was required to issue 50,000 common shares upon the portal generating revenues of U.S. $300,000 in any month subsequent to the purchase, as described in the agreement. In addition, the Company was required to issue 55,000 common shares upon the portal generating revenues of U.S. $1,000,000 in any month, subsequent to the purchase, as described in the agreement. Regulatory approval of this transaction is required and has not yet been obtained.

The issuance of the above noted common shares is subject to final adjustment, pending the resolution of various disputes between the sellers of FMG and the Company.

On October 31, 2000 the Company served notice to the sellers of FMG that the purchase would be reversed in accord due to certain breaches of the purchase agreement. Subsequent to the notice being served SoftCare EC. Com has had no response from the vendors in respect of the above and therefore as of November 30, 2000 SoftCare EC. Com Inc. has no interest in the shares of FMG.

Accordingly effective November 30, 2000 the assets and liabilities of FMG were eliminated from the consolidated financial statements of SoftCare EC.Com Inc. and a loss on disposal of $89,672 was recorded in the consolidated income statement.

The loss is comprised as follows:

     Investment in Softcare EC.Com                                  $    20,382
     Net group advances less post acquisition losses of FMG              69,290
--------------------------------------------------------------------------------
     Loss on Disposal                                               $    89,672
================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


4.  SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements have been expressed in Canadian dollars and in accordance with accounting principles generally accepted in Canada. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare (a Canadian company) and Bus Holdings Corporation (an Anguilla corporation), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). Bus Holdings Corporation is inactive and has no assets or liabilities. All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations are incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

SHORT-TERM INVESTMENTS

Short-term investments are typically held to maturity and are carried at amortized cost. In the event there has been a decline in value that is other than temporary, the investment will be written down to recognize the loss. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

INVESTMENT TAX CREDITS

Investment tax credits resulting from eligible Scientific Research and Experimental Development expenditures, pursuant to the Canadian Income Tax Act, are recorded as a reduction of related wage costs in the period in which they are received or in the period in which recoverability is certain.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000

4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

     Computer and testing equipment                                     30%
     Computer software                                                 100%
     Office equipment                                                   20%
     Office furniture                                                   20%
     Display booths                                                     30%
     Leasehold improvements                Lesser of the term of the lease
                                                or the remaining estimated
                                                  useful life of the asset

Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years. Office furniture acquired under capital lease is depreciated on a straight-line basis over the estimated economic life of approximately 5 years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000

4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME TAXES

Effective June 1, 1999, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. There was no effect of adopting the liability method of tax allocation on the consolidated financial statements as at August 31, 2000 and for the period then ended. Prior period financial statements have not been restated as there was no cumulative effect on the opening deficit, as of June 1, 1999, of adopting the recommendations.

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options that are described in note 13. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the Black Scholes fair value method.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released. Common shares held by the Plan are considered to be issued and outstanding for the purpose of calculating basic and fully diluted income (loss) per share.

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers requires the income (loss) per share figures to be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999, are deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is nil.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


4.  SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

INCOME (LOSS) PER SHARE (CONT'D)

                                                 PERIOD ENDED      PERIOD ENDED
                                                 FEBRUARY 28,       FEBRUARY 28,
                                                     2001              2000
--------------------------------------------------------------------------------

Net income (loss)                              $  (4,409,887)     $  (2,692,317)
Weighted average number of
   common shares outstanding                      16,646,656         13,984,111
--------------------------------------------------------------------------------
Basic (loss) per common share                  $       (0.26)     $       (0.19)
--------------------------------------------------------------------------------

Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.
================================================================================


FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, short term investments, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on this instrument approximates current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current year.


5.  CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars. The Company has not entered into contracts for foreign exchange hedges.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000

5.  CONCENTRATION OF CREDIT RISK (CONT'D.)

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

At February 28, 2001 three customers represented 45% of the accounts receivable balance.


6.  CAPITAL ASSETS
                                                      ACCUMULATED       NET BOOK
                                        COST         DEPRECIATION         VALUE
                                          $                $                $
--------------------------------------------------------------------------------

FEBRUARY 28, 2001
Computer and testing equipment         385,245          257,432         127,813
Computer software                      154,800          125,031          29,769
Office equipment                        35,495           17,175          18,320
Office furniture                       131,510           24,442         107,068
Display booths                          21,755           17,759           3,996
Leasehold improvements                  34,371            9,458          24,913
--------------------------------------------------------------------------------
                                       763,176          451,297         311,879
================================================================================

FEBRUARY 28, 2000
Computer and testing equipment         310,997          198,805         107,004
Computer software                      110,119           52,905          10,606
Office equipment                        22,986           11,924           9,111
Office furniture                        36,560           17,884           19775
Display booths                          21,755           16,551           5,708
Leasehold improvements                   9,122            3,496           6,082
--------------------------------------------------------------------------------
                                       511,539          301,565         209,974
================================================================================

At February 28, 2001 capital assets include assets acquired under capital lease having a gross book value of $326,182 [2000 - $181,607] and accumulated depreciation of $158,743 [2000 - $113,099].

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


7.  LONG-TERM DEBT

The Company has long-term debt outstanding at February 28, 2001 as follows:

                                                              2001        2000
                                                               $           $
--------------------------------------------------------------------------------


Bank loan agreement with Business Development Bank of
Canada, bearing interest at bank prime rate plus 4% and
repayable in equal monthly principal installments of
$3,350 through April 2001. The Company also pays interest
on this loan at a rate of 0.0821% of the Company's gross
sales per month through April 2001, based on annual sales
goals that are defined in the loan agreement. The bank
prime rate 7.5% at February 28, 2001.                         6,700      46,900

Less: current portion                                        (6,700)    (40,200)
--------------------------------------------------------------------------------
                                                                 --       6,700
================================================================================

The loan with Business Development Bank of Canada is collateralized by a general security agreement providing a first security interest in substantially all of the Company's assets, personal guarantees from several of the Company's executives and the assignment of a life insurance policy on the Company's president. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.


8.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

February 28,                                                               $
--------------------------------------------------------------------------------

2001                                                                    105,105
2002                                                                     72,985
2003                                                                     15,804
2004                                                                      1,282
--------------------------------------------------------------------------------
                                                                        195,177
Less amount representing interest                                       (31,121)
--------------------------------------------------------------------------------
Present value of future minimum lease payments                          164,056
Less: current portion                                                   (97,287)
--------------------------------------------------------------------------------
Long term obligations under capital leases                               66,769
================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


9.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:
                                                    SUBSIDIARY
                                                REDEEMABLE CLASS A
                                                 PREFERENCE SHARES      AMOUNT
                                                         #                 $
--------------------------------------------------------------------------------

BALANCE, MAY 31, 1999                                132,500            132,500
Redemption of shares for cash                         (7,500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999                             125,000            125,000
Redemption of shares for cash                         (7,500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                           117,500            117,500
Redemption of shares for cash                         (7,500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2000                           110,000            110,000
Redemption of shares for cash                         (7,500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                102,500            102,500
Redemption of shares for cash                          (7500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                              95,000             95,000
Redemption of shares for cash                          (7500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000                            87,500             87,500
Redemption of shares for cash                         (7,500)            (7,500)
--------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2001                            80,000             80,000
Less: current portion                                (30,000)           (30,000)
--------------------------------------------------------------------------------
Subsidiary redeemable Class A preference shares       50,000             50,000
================================================================================


Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at February 28, 2001 7.25%. The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


10.  SPECIAL WARRANTS

The following table summarizes the Special Warrant transactions for the following periods:

--------------------------------------------------------------------------------
                                                       SPECIAL
                                                       WARRANTS         AMOUNT
                                                          #                $
--------------------------------------------------------------------------------

SPECIAL WARRANTS OUTSTANDING, MAY 31, 1999            9,999,994       3,321,604
Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 12]          1,000,006       1,280,000
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, JUNE 17, 1999          11,000,000       4,601,604
Special Warrants issued for services rendered [b]        51,666              --
Special Warrants issued in private placement,
   net of costs [c]                                   2,000,000       2,720,000
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, AUGUST 31, 1999        13,051,666       7,321,604
Special Warrants exercised for common
   shares, net of costs                             (12,051,666)     (7,234,303)
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, NOVEMBER 30, 1999       1,000,000          87,301
Special Warrants exercised for common
   shares, net of costs                              (1,000,000)        (87,301)
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, FEBRUARY 28, 2000              --              --
Special Warrants issued in private placement,
   net of costs [d]                                   1,495,000       5,087,468
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, MAY 31, 2000            1,495,000       5,087,468
Special Warrants exercised for common
   shares, net of costs                              (1,495,000)     (5,087,468)
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, AUGUST 31, 2000,
   NOVEMBER 30, 2000                                         --              --
--------------------------------------------------------------------------------
Special Warrants issued in private placement
    Net of costs  [e]                                   138,889              --
--------------------------------------------------------------------------------
SPECIAL WARRANTS OUTSTANDING, FEBRUARY 28, 2001         138,889              --
--------------------------------------------------------------------------------

 [a] EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquirer, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

      Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% will be released twelve months after completion of the acquisition; 30% will be released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares will be released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% will be released twelve months after completion of the acquisition; 25% will be released 18 months after completion of the acquisition; and 25% will be released 24 months after completion of the acquisition.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


10.  SPECIAL WARRANTS (CONT'D.)

[a] The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [note 14].

[b] The Company issued 51,666 Special Warrants as a finder's fee and corporate advisory fee upon completion of the reverse takeover. Each Special Warrant is exercisable for one common share of the Company without any additional consideration.

[c] On June 18, 1999, pursuant to an offering memorandum, the Company issued 2,000,000 Special Warrants for gross cash proceeds of $3,000,000 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include a commission and other cash costs totaling $280,000. .

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant ("Underlying Warrant"), which is transferable upon regulatory approval. Each Underlying Warrant entitles the holder to purchase one common share at a price of $2.50 and was exercisable until June 18, 2000, at which time the Underlying Warrant will expire.

      Pursuant to this Special Warrant private placement, the Company issued 196,300 Agent's Special Warrants. Each Agent's Special Warrant was exercisable, without any additional consideration, for one Agent's Warrant for a period of one year from June 18, 1999. Each Agent's Warrant was exercisable for one common share of the Company at $1.50 for a period of one year from the closing date of the financing.

      One half of the Agent's Warrants and/or common shares are subject to resale restrictions which expire three months from the date the shares are released from hold periods.

      The net proceeds of the above-noted offering were $2,720,000.

      On June 13, 2000 113,600 Agents Special Warrants were exercised for gross proceeds of $170,400.

      On June 18, 2000 1,203,000 Share purchase Warrants expired

[d] On March 29, 2000, the Company issued 1,495,000 Special Warrants for gross cash proceeds of $5,606,250 pursuant to a broker-assisted private placement. Costs incurred to effect the private placement include commissions and other cash costs totaling $518,782.

      Each Special Warrant is exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $4.25 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Share Purchase Warrant will expire. Each common share issued is subject to a hold period and may not be traded until July 30, 2000. During the period ended August 31, 2000 the 1,495,000 Special Warrants were released from their hold period and exercised into common shares for no additional consideration.

      Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Each Agent's Special Warrant is exercisable for one common share at an exercise price of $3.75 and is exercisable one year from the closing date of the financing on March 30, 2000, at which time the Agent's Special Warrants will expire.

      The net proceeds of the above-noted offering were $5,087,468.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


10.  SPECIAL WARRANTS (CONT'D.)


[e] On February 22, 2001 pursuant to a private placement the Company received $100,000 gross proceeds for 138,889 Units of Softcare EC. Com Inc. at a price of $0.72 per unit.

      Each unit consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable for one common share at an exercisable price of $0.72 and is exercisable until February 21, 2003

[f] As at February 28, 2001, exercise of the Company's Special Warrants, Share Purchase Warrants, Agent's Special Warrants and Agent's Warrants would result in the issuance of the following common shares:

           COMMON                                                  EXERCISE
       SHARES ISSUABLE                                               PRICE
              #                   EXPIRY DATE                          $
      --------------------------------------------------------------------------

           747,500               March 30, 2001                      4.25
           149,500               March 30, 2001                      3.75
           138,889               February 21, 2003                   0.72
      --------------------------------------------------------------------------
         1,035,889
      ==========================================================================


11.  COMMON STOCK

[a]  AUTHORIZED

100,000,000 [1999 - 100,000,000] Common voting shares without par value.

On September 21, 1998, the authorized share capital of the Company was consolidated on a basis of six shares of the Company for one new share of the Company, resulting in the authorized share capital of the Company being reduced to 16,666,667 common shares without par value after the consolidation. The authorized share capital of the Company was subsequently increased from 16,666,667 common shares to 100,000,000 common shares without par value.

[b]  ISSUED AND OUTSTANDING COMMON STOCK

                                                     COMMON SHARES      AMOUNT
                                                           #               $
---------------------------------------------------------------------------------

BALANCE, MAY 31, 1999                                         --              --
Issued common stock of EC.com                          1,391,428         960,316
Shares issued pursuant to exercise of stock options       23,334          39,200
---------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999                               1,414,762         999,516
Shares issued on exercise of Special Warrants         12,051,666       7,234,303
---------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                            13,466,428       8,233,819
Shares issued pursuant to exercise of stock options       10,000          15,000
Shares issued on exercise of Special Warrants          1,000,000          87,301
Shares issued on exercise of Agents' Special Warrants     14,000          21,000
Shares issued on exercise of share purchase warrants     591,600       1,479,000
---------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2000                            15,092,028       9,836,120
Shares issued on exercise of Agents' Special Warrants     68,700         103,050
Shares issued on exercise of share purchase warrants     205,400         513,500
---------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                 15,356,128      10,452,670
Shares issued on exercise of Special Warrants          1,495,000       5,087,468
Shares issued on exercise of Agents' Special Warrants    138,600         170,400
---------------------------------------------------------------------------------
BALANCE AUGUST 31, 2000 AND NOVEMBER 30,2000          16,989,728      15,710,538
Shares issued pursuant to private placement              138,889         100,000
---------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2001                            17,128,617      15,810,538
=================================================================================

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


11.  COMMON STOCK (CONT'D.)

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value of $1,280,000, were granted to employees. The options were only exercisable concurrent with the completion of any reverse takeover, sale or other disposition of the shares of the Company that occurred on or before September 30, 1999, their expiry date. The options were granted to employees in lieu of salaries and were given in exchange for general financing services to be performed over a five month period ended September 15, 1999. These options were exercised on June 18, 1999 for nominal cash proceeds of $247. Accordingly, $861,533 of the excess value of common shares over cash received has been recorded as compensation expense in the consolidated financial statements in the year ended May 31, 1999. and $418,220 was recorded as compensation expense in prior periods.

During the year ended May 31, 2000, 23,334 stock options held by a former Director and a former officer were exercised into 23,334 common shares at an exercise price of $1.68 per option, and 10,000 stock options held by a consultant were exercised into 10,000 common shares at an exercise price of $1.50 per option.

[c]  STOCK OPTIONS

The following table summarizes stock option transactions:
                                                                        EXERCISE
                                                      STOCK OPTIONS      PRICE
                                                            #              $
--------------------------------------------------------------------------------

BALANCE, MAY 31, 1999                                  1,000,006             --

Deemed Special Warrants issued for services
   pursuant to exercise of options [NOTE 11]          (1,000,006)            --
Options granted to directors                             800,000           1.50
--------------------------------------------------------------------------------
BALANCE, JUNE 17, 1999                                   800,000
Issued options of EC.com                                  33,334           1.68
Options granted to directors, employees
   and consultants                                       350,000           1.50
Options exercised for common shares on June 18, 1999
   pursuant to reverse takeover                         (250,000)         (1.50)
Options exercised for common shares                      (33,334)         (1.68)
--------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1999                                 900,000

Options cancelled                                       (100,000)         (1.50)
Options granted to directors, employees
   and consultants                                       100,000           1.50
--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                               900,000

Options granted to directors, employees
   and consultants                                       100,000           3.90
Options exercised for common shares                      (10,000)         (1.50)
--------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2000 AND
   MAY 31, 2000                                          990,000

Options granted to directors, employees
    and consultants                                      200,000           1.75
--------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000 (C/FWD)                       1,190,000
--------------------------------------------------------------------------------

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


11.  COMMON STOCK (CONT'D.)

[c]   STOCK OPTIONS (CONT'D.)

                                                                        EXERCISE
                                                      STOCK OPTIONS      PRICE
                                                            #              $
--------------------------------------------------------------------------------
BALANCE AUGUST 31, 2000 (B/FWD)                        1,190,000

Options granted to directors, employees
   and consultants                                        40,000           2.00

--------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000 AND FEBRUARY 28, 2001       1,230,000
--------------------------------------------------------------------------------


On June 18, 1999, 800,000 stock options, exercisable at $1.50, were granted to Directors of the Company in exchange for 197,557 stock options of SoftCare as part of the reverse takeover [note 2]. These stock options expire in April 2004.

On June 18, 1999, 250,000 stock options were granted to officers, directors, and a consultant, at an exercise price of $1.50. These stock options expire in June 2004. These stock options were exercised on June 18, 1999 and were included in the issued share capital of EC.com on the date of the reverse takeover, June 18, 1999.

On June 18, 1999, 100,000 stock options were granted to an individual pursuant to a consulting agreement, at an exercise price of $1.50. These options were not exercised and were canceled concurrent with the termination of the consulting agreement in 1999.

In November 1999, 100,000 stock options were granted to a consultant at an exercise price of $1.50. These stock options expire on November 2004 or on the termination of the consulting contract. 10,000 of these options were exercised on February 15, 2000.

In February 2000, 100,000 stock options were granted to a Director of the Company, at an exercise price of $3.90. These stock options expire in February 2005.

In August 2000, 200,000 stock options were granted to a consultant at an exercise price of $1.75. These stock options expire in blocks of 40,000 per year on each successive anniversary of the grant up to August 2005.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. These stock options expire on August 31, 2005.

In October 2000, 1,000,875 stock options were approved by the board to be granted to employees. The administrator of the plan had not as of the date of this report made application to regulators for approval of this grant of options to employees.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000

11.  COMMON STOCK (CONT'D.)

[c]   STOCK OPTIONS (CONT'D.)


At February 28, 2001, the Company has the following stock options outstanding:

                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                 ------------------------------------------------------------------------------
                                     WEIGHTED       WEIGHTED                      WEIGHTED
                                     AVERAGE        AVERAGE         OPTIONS        AVERAGE
     EXERCISE      OUTSTANDING      REMAINING      EXERCISE       EXERCISABLE     EXERCISE
      PRICE             #          CONTRACTUAL       PRICE             #            PRICE
        $                              LIFE            $                              $
-----------------------------------------------------------------------------------------------

      $1.50          890,000           3.7            1.50          890,000          1.50
      $3.90          100,000           4.5            3.90          100,000          3.90
      $1.75          200,000           2.3            1.75          200,000          1.75
      $2.00           40,000           4.7            2.00           40,000          2.00
-----------------------------------------------------------------------------------------------
                   1,230,000           3.6            1.75        1,230,000          1.75
===============================================================================================

In these financial statements, the options issued to shareholders of SoftCare, the accounting acquirer, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed options were exercised for deemed special warrants or common shares.

[d]  EMPLOYEE STOCK BONUS PLAN

SoftCare established a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company and contributed 999,998 common shares of SoftCare to the Plan. Upon the reverse takeover, the Plan exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

Under the terms of the Plan, common shares held by the Plan will be allocated to participants when the annual revenue target is met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the milestones are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when sales targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the treasury of the Company. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of unvested shares granted under the Plan and placed and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the period ended August 31, 2000, 225,510 shares were allocated to employees. Subsequent to the allocation being made certain employees left the company and their allocation amounting to 8,310 shares have been taken back into the Employee Stock Bonus Plan. Accordingly at February 28, 2001, 217,200 shares have been allocated, and a compensation expense has been recognized in the statement of operations for the period amounting to $ 456,120. Compensation expense will be recorded at fair value once the shares have been committed to be released. At February 28, 2001, the fair value of the remaining $782,800 unallocated common shares based on quoted market sources was $407,056.

SOFTCARE EC.COM INC.
Notes to the Consolidated Financial Statements
February 28, 2001 and 2000


12.  COMMITMENTS

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next three years ending February 28, are as follows:

                                                                           $
--------------------------------------------------------------------------------

2002                                                                    329,636
2003                                                                    314,902
2004                                                                     26,128
--------------------------------------------------------------------------------
                                                                        670,665
================================================================================

13.  INCOME TAXES

At May 31, 2000, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $3,298,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                                     NON-CAPITAL
                                                                       LOSSES
                                                                          $
--------------------------------------------------------------------------------

May 31, 2001                                                             81,000
May 31, 2003                                                            328,000
May 31, 2005                                                            829,000
May 31, 2006                                                            412,000
May 31, 2007                                                          1,648,000
--------------------------------------------------------------------------------
                                                                      3,298,000
================================================================================

The potential income tax benefits relating to these losses and tax balances have not been recognized in the accounts.


14.  RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the nine month period ended February 28, 2001, the Company paid $392,097 [nine month period ended February 28, 2000, - $433,770] for these services that were charged to general and administrative expenses.


15.  SUBSEQUENT EVENTS

On April 1, 2001 Share Purchase Warrants, Agent's Special Warrants and Agents Warrants in the following amounts expired.

           COMMON                                               EXERCISE
       SHARES ISSUABLE                                            PRICE
              #                    EXPIRY DATE                      $
--------------------------------------------------------------------------------

           747,500                March 30, 2001                  4.25
           149,500                March 30, 2001                  3.75
--------------------------------------------------------------------------------